ZURICH®

Disclosure of shareholdings by JPMorgan Chase in accordance with Swiss Stock Exchange Law

Zurich, December 10, 2007 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per December 1, 2007 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by JPMorgan Chase & Co, 270 Park Avenue, New York, NY 100017, USA, (JPM) on December 6. According to this notification, JPM along with its subsidiaries has exceeded the threshold of 3 percent of voting rights on Zurich with purchase positions.

1. The reported purchase position on registered Zurich shares include:
   - 2,570,596 registered shares (1.78%)
   - 2,638,064 long call options (0.44%)
   - 2,028,200 short put options (1.4%).

   Together this equals a purchase position of 3.62% of the share capital and the voting rights of Zurich entered in the commercial register.

2. The reported sale position of registered Zurich shares includes:
   - 1,310,966 long put options (0.91%)
   - 756.885 short call options (0.52%)

   Together this equals a sale position of 1.43% of the share capital and the voting rights of Zurich according to the commercial register.

3. Identity of the individual Group members:
   - J.P. Morgan Securities Ltd., 125 London Wall, London EC2Y 5AJ, UK
   - J.P. Morgan GT Corporation, 270 Park Avenue, New York, NY 10017

12/17

- J.P. Morgan Whitefriars Inc., 125 London Wall, London EC2Y 5AJ, UK
- J.P. Morgan International Bank Limited, 125 London Wall, London EC2Y 5AJ, UK
- J.P. Morgan Investment Management Inc., 245 Park Avenue, New York, NY 10167, USA
- JF Asset Management (Taiwan) Limited, 3/F. No. 65 and 17/F. No. 65, 67, 69 and 71, Tun Hwa S. Road, Sec. 2, Taipei, Taiwan
- JF Asset Management Limited, 21st Floor Chater House, 8 Connaught Road, Central, Hong Kong
- JPMorgan Asset Management (Japan) Limited, Tokyo Building, 7-3 Marunouchi, 2 Chome, Chiyoda-ku, Tokyo 100-6432, Japan
- JPMorgan Asset Management (Canada) Inc., #2310 – 650 West Georgia Street, Vancouver, British Columbia V6B 4N7, Canada
- JPMorgan Asset Management (UK) Limited, 125 London Wall London EC2Y 5AJ, UK
- JPMorgan Chase Bank, N.A., 1111 Polaris Parkway, Columbus, Ohio 43240, USA

4. Nature of agreement: Group of companies

5. Proxy for Group members: Shoaib Shaikh, 125 London Wall, London EC2Y 5AJ, UK, phone: + 44 (0) 207 777 04 23.

THIS RELEASE DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION; AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS."

END